Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

20/20 GeneSystems, Inc.
15810 Gaither Road, Suite 235
Gaithersburg, MD 20877
https://2020gene.com/

Up to $4,999,995.00 Convertible Promissory Note.
Minimum Target Amount: $9,995.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 20/20 GeneSystems, Inc.
Address: 15810 Gaither Road, Suite 235, Gaithersburg, MD 20877
State of Incorporation: DE
Date Incorporated: August 07, 2000

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $4,999,995.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $100,000.00 in a qualified equity financing.
Maturity Date: February 28, 2025
Valuation Cap: $58,400,000.00
Discount Rate: 10.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Full voting rights with one vote for each share held

Material Rights:

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Investment Incentives and Bonuses*

Time-Based:

Invest within the first 2 weeks and receive a 25% increase in the annual interest rate on Convertible Promissory Notes in this Offering, where by the interest rate will increase from 6% to 7.5%.

Amount-Based:

Tier 1 | $500+

Receive 1/3 off all 20/20 lab tests for 12 months. (Only if available in your country)

Tier 2 | $1,000+

Receive 1/2 off all 20/20 lab tests for 12 months. (Only if available in your country)

Tier 3 | $2,500+

Receive 1/2 off all 20/20 lab tests for 18 months. (Only if available in your country)

Tier 4 | $5,000+

Receive 1/2 off all 20/20 lab tests for 24 months. (Only if available in your country)

Tier 5 | $10,000+

Receive 1/2 off all 20/20 lab tests for life. (Only if available in your country)

*All perks occur when the offering is completed.

<u>Audience-Based Perk</u>

Loyalty Bonus | 50% bonus on interest

Previous 20/20 GeneSystems investors are eligible for an additional bonus on interest.

<u>The 10% StartEngine Owners' Bonus</u>

20/20 GeneSystems, Inc. will offer a 10% additional bonus for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

20/20 GeneSystems develops and commercializes clinical laboratory tests that are improved with machine learning and real-world data. Through our high-complexity CLIA lab we offer what is believed to be the first multi-cancer screening blood test in the U.S. costing under $200. In response to the global pandemic, we expanded our CLIA laboratory test menu to include PCR testing. 2021 revenues exceeded $9.6 million with over $2 million in net profits for the year. We ranked no. 131 on the

Inc.5000 list of America's fastest-growing companies in 2022 after being ranked 770 on the same list in 2021.

Competitors and Industry

Because of the substantial unmet medical need worldwide, many companies (and associated academic entities) are actively seeking to develop and commercialize tests of various types to detect cancers early, when it can be treated most effectively. Current approaches include in-vivo radiographic imaging aswell as in-vitro tests using diverse bodily tissues and fluids including blood (serum or whole blood), urine, saliva, stool, sputum, and exhaled breath.

With regard to multi-cancer screening blood tests, a major product focus of our company, key competitors include Grail (Illumina) and Thrive (Exact Sciences).

Current Stage and Roadmap

We are a commercial-stage company with over $9.6 million in revenues in 2021. About 90% of those revenues were derived from Covid-19 (PCR) testing. The company is now placing a renewed focus on its blood test for early cancer detection and expects to launch several new tests in 2022 that address the early detection of cancers and cardiovascular diseases.

In addition, we have created our new CLIAx accelerator (www.CLIAXLABS.com). We believe this accelerator to be one of the first facilities designed to help start-ups and overseas companies launch their innovative laboratory tests in the U.S. market by using a shared CLIA licensed clinical laboratory. It is housed in our newly designed state-of-the-art facility in Gaithersburg Maryland. Through CLIAx we acquire marketing rights to new tests that can be sold to our growing base of consumers.

We file periodic reports and other information with the SEC. You may inspect these reports without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available from the SEC's website at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. Additionally, we will make these filings available, free of charge, on our website at https://2020gene.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this document and is not incorporated by reference into this document.

The Team

Officers and Directors

Name: Jonathan Cohen

Jonathan Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President and Director
  Dates of Service: August 07, 2000 - Present
  Responsibilities: Responsible for the overall success of the company and for making top-level managerial decisions.

Name: John G. Compton

John G. Compton's current primary role is with Retired. John G. Compton currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of Directors
  Dates of Service: July 15, 2016 - Present
  Responsibilities: Provides leadership to the company's officers and executives and ensures that company's duties to the stockholders are fulfilled by acting as a link between the board of directors and upper management.

Name: Richard M. Cohen

Richard M. Cohen's current primary role is with Richard M. Cohen Consultants. Richard M. Cohen currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 15, 2016 - Present
  Responsibilities: Part of a governing body that typically meets at regular intervals to set corporate management and oversight policies at the company.

Other business experience in the past three years:

- **Employer:** Richard M. Cohen Consultants
  Title: President
  Dates of Service: January 01, 1996 - Present
  Responsibilities: Consults with other companies regarding their finances

Name: John W. Rollins

John W. Rollins's current primary role is with Retired. John W. Rollins currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Part of a governing body that typically meets at regular intervals to set corporate management and oversight policies of the company.

Name: Michael A. Ross

Michael A. Ross's current primary role is with Retired. Michael A. Ross currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 15, 2016 - Present
  Responsibilities: Part of a governing body that typically meets at regular intervals to set corporate management and oversight policies at the company.

Name: Ming Li

Ming Li's current primary role is with Vice President at Ping An Ventures. Ming Li currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 10, 2022 - Present
  Responsibilities: Part of a governing body that typically meets at regular intervals to set corporate management and oversight policies of the company.

Name: Anne Shiflett

Anne Shiflett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Finance
  Dates of Service: February 21, 2022 - Present
  Responsibilities: Advise on Accounting and Financial activities

Other business experience in the past three years:

- **Employer:** Airista Flow, Inc.

Title: Accounting advisor
Dates of Service: June 15, 2021 - Present
Responsibilities: Financial Statement reconciliation and reporting

Other business experience in the past three years:

- **Employer:** Catalent Pharma Solutions, Inc.
  Title: VP, Finance & Administration
  Dates of Service: August 18, 2014 - September 01, 2020
  Responsibilities: Senior manager of the accounting and financial activities of the Gene Therapy Business Unit (Previous company Paragon Bioservices, Inc. was purchased by Catalent on 5/17/2019.

Other business experience in the past three years:

- **Employer:** Gypsy Basin Genomics, Inc.
  Title: Chief Business Officer
  Dates of Service: December 15, 2020 - January 31, 2022
  Responsibilities: Financial and Business advisor on new product development and financial raises

Name: Jiming Zhou

Jiming Zhou's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Manages daily laboratory and production activity of the Company

Other business experience in the past three years:

- **Employer:** Firefox Pharmaceuticals, Inc.
  Title: President
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Leads the business in its main strategies

Other business experience in the past three years:

- **Employer:** Fairfax Medical Consulting International LLC
  Title: Partner
  Dates of Service: March 01, 2015 - Present

Responsibilities: Consulting with major US Hospitals to enter China

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

We do not know if we can maintain profitability. An investment in our securities is highly risky and could result in a complete loss of your investment if we are unsuccessful in our business plans.
While we achieved profitability in 2021, those were mainly a result of COVID-19 testing, which is expected to substantially decline in the second half of 2022. Since inception, we have financed our operations through the sale of our securities, product revenues and government research grants and contracts. There is no assurance that we will be able to obtain adequate financing that we may need, or that any such financing that may become available will be on terms that are favorable to us and our stockholders. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold, or could result in the loss of your entire investment.

We will need to attract additional capital to scale our business but have no assurance that we can do so successfully.
We will be incurring significant sales and marketing costs as we commercialize our diagnostic test products. We will need to raise additional capital to pay operating expenses until we are able to generate sufficient revenues from diagnostic test sales, royalties, and license fees, and we will need to sell additional equity or debt securities to meet those capital needs. Our ability to raise additional equity or debt capital will depend not only on progress made marketing and selling our diagnostic tests, but also will depend on access to capital and conditions in the capital markets. There is no assurance that we will be able to raise capital at times and in amounts needed to finance the development and commercialization of our diagnostic tests, maintenance of our CLIA certified diagnostic laboratory, and general operations. Even if capital is available, it may not be available on terms that we or our stockholders would consider favorable. Furthermore, sales of additional equity securities could result in the

dilution of the interests of our stockholders.

When the pandemic emergency subsides, our success will depend heavily on our cancer screening tests.

Beginning in the second half of 2022, the bulk of our revenues will depend almost entirely on the commercial success of our cancer tests unless we can also develop or acquire sell new tests to other diseases or chronic conditions. The commercial success and our ability to generate revenues will depend on a variety of factors, including the following: competitive advantages, patient acceptance of and demand for our tests; acceptance in the medical community; successful sales, marketing, and educational programs, including successful direct-to-patient marketing such as online advertising; the amount and nature of competition from other multi- cancer screening products and procedures; the ease of use of our ordering process for physicians; and maintaining and defending patent protection for the intellectual property and our ability to establish and maintain adequate commercial manufacturing, distribution, sales and CLIA laboratory testing capabilities. If we are unable to develop and maintain substantial sales of our tests or if we are significantly delayed or limited in doing so, our business prospects, financial condition and results of operation would be adversely affected.

The success of our tests depends on the degree of market acceptance by physicians, patients, and others in the medical community.

Our tests may not gain market acceptance by physicians, and others in the medical community. The degree of market acceptance of our tests will depend on a number of factors, including its demonstrated sensitivity and specificity for detecting cancers; its price; the availability and attractiveness of alternative screening methods; the willingness of physicians to prescribe our tests; and the ease of use of our ordering process for physicians. If OneTest does not achieve an adequate level of acceptance, we may not generate the substantial revenues we need to generate to become profitable.

Our near-term revenues will be derived mainly from payment from consumers and employers rather than government or private health insurance.

Should we be able to successfully market our diagnostic tests and software we will, for at least the near-term, rely on self-pay from the consumers and employers but may not be able to receive reimbursement for them from payers, such as health insurance companies, health maintenance organizations and Medicare, or any reimbursement that we receive may be lower than we anticipate. We cannot guarantee that a sufficient number of consumers or their employers will willingly pay the amounts we require to sustain growth and profitability.

Our inability to manage growth could harm our business.

We have added, and expect to continue to add, additional personnel in the areas of sales and marketing, laboratory operations, billing and collections, quality assurance and compliance. As we build our commercialization efforts and expand research and development activities, the scope and complexity of our operations is increasing significantly. As a result of our growth, our operating expenses and capital requirements have also increased, and we expect that they will continue to increase, significantly. Our ability to manage our growth effectively requires us to forecast expenses accurately, and to properly forecast and expand operational and testing facilities, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we move forward in commercializing our tests, we will also need to effectively manage our growing manufacturing, laboratory operations and sales and marketing needs. If we are unable to manage our anticipated growth effectively, our business could be harmed.

The success of our business is substantially dependent upon the efforts of our senior management team.

Our success depends largely on the skills, experience and performance of key members of our senior management team who are critical to directing and managing our growth and development in the future. Our success is substantially dependent upon our senior management's ability to lead our company, implement successful corporate strategies and initiatives, develop key relationships, including relationships with collaborators and business partners, and successfully commercialize products and services. While our management team has significant experience development of diagnostic products, we have considerably less experience in commercializing these products or services. The efforts of our management team will be critical to us as we develop our technologies and seek to commercialize our tests and other products and services.

Our success depends on our ability to retain our managerial personnel and to attract additional personnel.

Our success depends in large part on our ability to attract and retain managerial personnel. If we were to lose any of our senior management team, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies. Competition for desirable personnel is intense, and there can be no assurance that we will be able to attract and retain the necessary staff. The failure to maintain management or to attract sales personnel could materially adversely affect our business, financial condition and results of operations.

We currently manufacture our tests predominantly in one facility and perform our testing in one laboratory facility. As demand for our tests grow, we may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

We currently perform testing in a single laboratory facility in Gaithersburg, Maryland. Our headquarters and manufacturing facilities are also located in Maryland. As we expand sales and increase the number of tests processed by our laboratory facility, we may need to expand or modify our existing laboratory facility or acquire new laboratory facilities to increase our processing capacity. Any failure to do so on terms acceptable to us, if at all, may significantly delay our processing times and capabilities, which may adversely affect our business, financial condition and results of operation. If these, or any future facilities, were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, our business could be severely disrupted. If our laboratory is disrupted, we may not be able to perform testing or generate test reports as promptly as patients and healthcare providers require or expect, or possibly not at all. If we are unable to perform testing or generate test reports within a timeframe that meets patient and healthcare provider expectations, our business, financial results and reputation could be materially harmed. We currently maintain insurance against damage to our property and equipment and against business interruption and research and development restoration expenses, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

Failure of our internal controls over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our growth and entry into new diagnostic tests, technologies and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

We will spend a substantial amount of our capital on data acquisition, data analytics and algorithm development, but our products might not succeed in gaining widespread market acceptance.

We have developed and will continually refine new biomarker test panels and associated algorithms. The main focus of these products is on early detection of cancer. Our technologies may not prove to be sufficiently efficacious or medically useful to gain widespread adoption or market share. The diagnostics tests and software that we have introduced to the market to date and have not yet generated significant revenues. Without diagnostic test sales or licensing fee revenues, we will not be able to operate at a profit, and we will not be able to cover our operating expenses without raising additional capital. Physicians and hospitals may be reluctant to try a new diagnostic test due to the high degree of risk associated with the application of new technologies and diagnostic tests in the field of human medicine, especially if the new test differs from the current standard of care for detecting cancer in patients. Competing tests for the screening or initial diagnosis of cancer are being developed by established companies, other small biotechnology companies, and academic laboratories. There also is a risk that our competitors may succeed in developing more accurate or more cost-effective diagnostic tests that could render our diagnostic tests and technologies obsolete or noncompetitive. Even if our tests are technically superior, we may not be able to differentiate our products sufficiently from our competition.

Sales of any diagnostic tests that we develop and commercialize could be adversely impacted by the reluctance of physicians to adopt, promote or encourage the use of our tests and the availability of competing diagnostic tests.

The value of our diagnostic products is thus far proven mainly with real world evidence, rather than traditional clinical trials; there is no assurance that real world evidence will gain wide acceptance by the medical establishment or regulators in the countries in which we conduct business. Also, there is no assurance that data derived from East Asia will be accepted in Western nations and generating data from Western populations could be time consuming and expensive. The value of machine learning and artificial intelligence in our algorithms is novel, not entirely proven, and might not be widely embraced by the medical establishment or regulators in the countries in which we conduct business.

If we fail to meet our obligations under various license and technology transfer agreements, we may lose our rights to key technologies or data sources on which our business depends.

Our business will depend on several critical technologies and data sources that have licenses from various overseas research centers. These license agreements typically impose obligations on us, including payment obligations and obligations to pursue development and commercialization of diagnostic tests under the licensed patents and technology. If licensors believe that we have failed to meet our obligations under a license agreement, they could seek to limit or terminate our license rights, which could lead to costly and time-consuming dispute resolution and, potentially, a loss of the licensed rights. During the period of any such litigation our ability to carry out the development and commercialization of potential diagnostic tests, and our ability to raise any capital that we might then need, could be significantly and negatively affected. If our license rights were restricted or ultimately lost, we would not be able to continue to use the licensed patents and technology in our business.

We have limited marketing and sales resources and few distribution resources for the commercialization of any diagnostic tests that we have developed.

If we are successful in developing marketable diagnostic tests, we will need to build our own marketing and sales capability, which would require the investment of significant financial and management resources to recruit, train, and manage a sales force.

Our business and operations could suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of data for our diagnostic test candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach was to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our diagnostic test candidates could be delayed.

In the event that one or more lawsuits are filed against us, we could be subject to reputational risk.

Our diagnostic tests are intended for use only as screening devices, which trigger more in-depth diagnostic procedures. If our tests failed to detect cancer in a patient with a malignant tumor and the patient sued us, we could incur reputational damage if doctors or patients were dissuaded from using our tests. Repeated lawsuits could also precipitate regulatory scrutiny that could negatively impact our ability to sell our products.

We are expecting patient self-pay to constitute a significant portion of our revenues for the foreseeable future, and our revenues could decline if individuals fail to provide timely and adequate payment for our diagnostic tests and algorithms.

We expect that a substantial portion of the patients for whom we will perform diagnostic tests will have Medicare as their primary medical insurance. Medicare coverage is not expected for several years. Even if our planned tests are otherwise successful, reimbursement for the Medicare-covered portions of our planned tests might not, without Medicare reimbursement, produce sufficient revenues to enable us to reach profitability and achieve our other commercial objectives.

Private health insurance company policies may deny coverage or limit the amount they will reimburse us for the performance of our diagnostic tests.

Patients who are not covered by Medicare will generally rely on health insurance provided by private health insurance companies. If we are considered a "non-contracted provider" by a third-party payer, that payer may not reimburse patients for diagnostic tests performed by us or doctors within the payer's network of covered physicians may not use our services to perform diagnostic tests for their patients. As a result, we may need to enter into contracts with health insurance companies or other private payers to provide diagnostic tests to their insured patients at specified rates of reimbursement which may be lower than the rates we might otherwise collect.

We are relying on FDA policies and guidance provisions that have changed very recently and relate directly to the COVID-19 health crisis. If we misinterpret this guidance or the guidance changes unexpectedly and/or materially, potential sales of the COVID-19 tests would be impacted.

The FDA issued non-binding guidance for manufacturers relating to the pathway to enable FDA approval for devices related to testing for COVID-19 under an EUA. On March 16, 2020, guidance specific to COVID-19 'serology tests' was issued that cover antibody tests like the ones we are distributing. In this guidance document and in subsequent communications with FDA officials, the pathway to enable distribution of the COVID-19 test was further explained. If our interpretation of the newly revised guidance is incorrect or specifics around the guidance change, the sales of the COVID-19 test could be materially impacted.

If the COVID-19 tests that we are distributing in the U.S. do not perform as expected, are misused or misinterpreted, or the reliability of the technology is questioned, we could experience delayed or reduced market acceptance of the tests, increased costs and damage to our reputation. False positives or false negatives could cause harm to patients and could result in action taken against our company.

Our success depends on the market's confidence that we can provide a reliable, high-quality COVID-19 diagnostic test. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our licensed COVID-19 diagnostic tests may be impaired if they fail to perform as expected or are perceived as difficult to use. Despite clinical verification studies, quality control and quality assurance testing, defects or errors could occur with the tests. In the future, if our licensed COVID-19 diagnostic tests experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our diagnostic tests, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in the test could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

If we become subject to claims relating the receipt and handling of bio-hazardous materials (including infected blood), we could incur significant cost and liability.

Our quality control quality assurance process might involve the receipt and handling of whole blood, serum, or plasma from one or more individuals confirmed to have been diagnosed with COVID-19. We are subject to Federal, state and local regulations governing the use, manufacture, storage, handling and disposal of biological materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Maryland Department of Health, the CLIA, Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act in the United States. OSHA or the EPA may adopt additional regulations in the future that may affect our research and development programs. The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our workers' compensation insurance. We may not be able to maintain insurance on acceptable terms, if at all.

Our COVID-19 tests are being manufactured on a high-volume scale, but the intense and growing worldwide demand could curtail available supply and increase our purchase prices.

While the manufacturers of the COVID-19 tests have experience in manufacturing diagnostic tests, there can be no assurance that they can manufacture the COVID-19 antibody tests at a scale that is adequate for our current and future commercial needs. We may face significant or unforeseen difficulties in securing adequate supply of the COVID-19 tests relating to the manufacturing of the tests. These risks include but are not limited to: • competition from large purchasers worldwide, especially from Europe; • technical issues relating to manufacturing components of the COVID-19 antibody tests on a high-volume commercial scale at reasonable cost, and in a reasonable time frame; • difficulty meeting demand or timing requirements for orders due to excessive costs or lack of capacity for part or all of an operation or process; • changes in Chinese government export controls, regulations or in quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and • increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes. These and other factors might limit our supply and increase our purchase price. In the event the tests cannot be manufactured in sufficient commercial quantities or manufacturing is delayed, our future prospects could be significantly impacted and our financial prospects could be materially harmed.

Our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of the COVID-19 tests that could result in delays or shortfalls in our production. Suppliers may also face similar delays or shortfalls. In addition, suppliers' production processes may have to change to accommodate any significant future expansion of manufacturing capacity, which may increase suppliers' manufacturing costs, delay production of diagnostic tests, reduce our product gross margin and adversely impact our business. If we are unable to keep up with demand for the COVID-19 tests by successfully securing supply and shipping our diagnostic tests in a timely manner, our revenue could be impaired, market acceptance for the tests could be adversely affected and our customers might instead purchase our competitors' diagnostic tests.

We have relied and expect to continue to rely on third parties to conduct studies of the COVID-19 tests that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.

Although we intend to sell the COVID-19 tests by virtue of recent FDA guidance allowing for reduced product clinical and analytical studies, we have relied on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional diagnostic tests.

We will rely on third parties to manufacture the COVID-19 tests that we distribute in the U.S., and if such third parties refuse or are unable to supply us with the COVID-19 tests, our business will be materially harmed.

We rely on third parties to manufacture the COVID-19 tests that we distribute in the U.S. If any issues arise with respect to the manufacturer's ability to manufacture and deliver to us the COVID-19 tests, our business could be materially harmed. The manufacturers may choose not to supply us with a sufficient quantity of tests in order to supply such tests to other distributors, or for any reason. In addition, the manufacturers of all of our COVID-19 antibody tests may be unable to provide us with an adequate supply for various reasons, including, among others, if they become insolvent, if a United States regulatory authority or other governments block the import or sale of the COVID-19 tests, or if they fail to maintain their rights to manufacture the COVID-19 tests.

We face substantial competition.

The development and commercialization of blood tests to detect antibodies and RNA is highly competitive and subject to rapid technological advances. We may face future competition with respect to our current product candidates and any product candidates we may seek to develop or commercialize in the future. Our competitors may develop COVID-19 tests that are safer, more effective, more convenient or less costly than any products that we may develop or market, or may obtain marketing approval for their products from the FDA, or equivalent foreign regulatory bodies more rapidly than we may obtain approval for our product candidates. Our competitors may devote greater resources to market or sell their COVID-19 tests, research and development capabilities, adapt more quickly to new technologies, scientific advances or patient preferences and needs, initiate or withstand substantial price competition more successfully, or more effectively negotiate third-party licensing and collaborative arrangements. As a result, physicians and other key healthcare decision makers may choose other products over our products, switch from our products to new products or choose to use our products only in limited circumstances, which could adversely affect our business, financial condition and results of operations.

Our business is subject to various complex laws and regulations. We could be subject to significant fines and penalties if we or our partners fail to comply with these laws

and regulations.

As a provider of clinical diagnostic products and services, we and our partners are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding: • test ordering and billing practices; • marketing, sales and pricing practices; • health information privacy and security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and comparable state laws; • anti-markup legislation; and • consumer protection. We are also required to comply with FDA regulations, including with respect to our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of any FTC requirement could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to the FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA and FTC regulation. We incur various costs in complying and overseeing compliance with these laws and regulations. Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments and healthcare laws and regulations are subject to change. Development of the existing commercialization strategy for our tests have been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations. If we or our partners, including independent sales representatives, fail to comply with these laws and regulations, we could incur significant fines and penalties and our reputation and prospects could suffer. Additionally, our partners could be forced to cease offering our products and services in certain jurisdictions, which could materially disrupt our business.

We could be unexpectedly required to obtain regulatory approval of our diagnostic test products in one or more countries in which we do business.

Our diagnostic test products are classified as either Laboratory Developed Tests or Clinical Decision Support Software, which, in general, are not currently regulated by the FDA. However, FDA policies and practices could be interpreted or evolve to deem our products under their jurisdiction and in need of approval as a condition to continued marketing in the U.S. This may also be the case for corresponding foreign regulatory authorities. As a result of required FDA pre-market review, our tests may not be cleared or approved on a timely basis, if at all. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and making a 510(k) submission, or filing a pre-market approval application with the

FDA.

We will have to maintain our CLIA certificate of registration license for our laboratory for the manufacture and use of diagnostic tests and as part of re-certification our laboratory will be inspected.

In addition to meeting federal regulatory requirements, each state has its own laboratory certification and inspection requirements for a CLIA laboratory that must be met in order to sell diagnostic tests in the state. CLIA licensed laboratories can lose their licenses if problems arise during a periodic inspection.

If the FDA regulates Laboratory Developed Tests and requires that we seek pre-market approval, there is no assurance that we will be able to comply with FDA requirements.

In 2021, legislation known as the VALID Act was re-introduced in Congress that, if passed into law, would require pre-market FDA approval of most Laboratory Developed Tests. While this legislation would be expected to "grandfather" tests that were on the market at the time of passage, it could limit our ability to introduce new tests or to make substantial refinements to current tests on the market without obtaining FDA approval. If we unexpectedly are required to obtain regulatory approval of our diagnostic test products, it may take two years or more to conduct the clinical studies and trials necessary to obtain pre-market approval from the FDA. Even if our clinical trials are completed as planned, we cannot be certain that the results will support our test claims or that the FDA will agree with our conclusions regarding our test results. Success in early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior clinical trials and studies. If we are required to conduct pre-market clinical trials, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The clinical trial process may fail to demonstrate that our tests are effective for the proposed indicated uses, which could cause us to abandon a test candidate and may delay development of other tests.

We may be required to comply with federal and state laws governing the privacy of health information, and any failure to comply with these laws could result in material criminal and civil penalties.

HIPAA sets forth security regulations that establish administrative, physical and technical standards for maintaining the confidentiality, integrity and availability of protected health information in electronic form. We also may be required to comply with state laws that are more stringent than HIPAA or that provide individuals with greater rights with respect to the privacy or security of, and access to, their health care records. HITECH established certain health information security breach notification obligations that require covered entities to notify each individual whose protected health information is breached. We may incur significant compliance costs related to HIPAA and HITECH privacy regulations and varying state privacy regulations and varying state privacy and security laws. Given the complexity of HIPAA and HITECH and their overlap with state privacy and security laws, and the fact that these laws are rapidly evolving and are subject to changing and potentially conflicting interpretation, our ability to comply with the HIPAA, HITECH and state privacy requirements is uncertain and the costs of compliance are significant. The costs of complying with any changes to the HIPAA, HITECH and state privacy restrictions may have a negative impact on our operations. Noncompliance could subject us to criminal penalties, civil sanctions and significant monetary penalties as well as reputational damage.

We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws. We are subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business. These health care laws and regulations include the following: • The federal Anti-Kickback Statute; • The federal physician self-referral prohibition, commonly known as the Stark Law; • The federal false claims and civil monetary penalties laws; • The federal Physician Payment Sunshine Act requirements under the Affordable Care Act; and • State law equivalents of each of the federal laws enumerated above. Any action brought against us for violation of these laws or regulations, even if we are in compliance and successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to applicable penalties associated with the violation, including, among others, administrative, civil and criminal penalties, damages and fines, and/or exclusion from participation in Medicare, Medicaid programs, including the California Medical Assistance Program (Medi-Cal—the California version of the Medicaid program) or other state or federal health care programs. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations.

If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures. There is no certainty that our pending or future patent applications will result in the issuance of patents or that our issued patents will be deemed enforceable.
The success of our business depends significantly on our ability to operate without infringing patents and other proprietary rights of others. If the technology that we use infringes a patent held by others, we could be sued for monetary damages by the patent holder or its licensee, or we could be prevented from continuing research, development, and commercialization of diagnostic tests that rely on that technology, unless we are able to obtain a license to use the patent. The cost and availability of a license to a patent cannot be predicted, and the likelihood of obtaining a license at an acceptable cost would be lower if the patent holder or any of its licensees is using the patent to develop or market a diagnostic test with which our diagnostic test would compete. If we could not obtain a necessary license, we would need to develop or obtain rights to alternative technologies, which could prove costly and could cause delays in diagnostic test development, or we could be forced to discontinue the development or marketing of any diagnostic tests that were developed using the

technology covered by the patent. We have issued patents and patent applications pending worldwide that are owned by or exclusively licensed to us. We and our collaborators expect to continue to file and prosecute patent applications covering the products and technology that we commercialize. However, there is no assurance that any of our licensed patent applications, or any patent applications that we have filed or that we may file in the future in the United States or abroad, will result in the issuance of patents. Our success will depend in part on our ability to obtain and enforce patents and maintain trade secrets in the United States and in other countries. If we are unsuccessful in obtaining and enforcing patents, our competitors could use our technology and create diagnostic tests that compete with our diagnostic tests, without paying license fees or royalties to us. The relatively recent Supreme Court decisions in Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Alice Corp. v. CLS Bank Int'l may adversely impact our ability to obtain strong patent protection for some or all of our diagnostic tests and associated algorithms.

The preparation, filing, and prosecution of patent applications can be costly and time consuming. Our limited financial resources may not permit us to pursue patent protection of all of our technology and diagnostic tests throughout the world, even where we have legally binding patent protection and trade secret rights.
Even if we are able to obtain issued patents covering our technology or diagnostic tests, we may have to incur substantial legal fees and other expenses to enforce our patent rights in order to protect our technology and diagnostic tests from infringing uses. We may not have the financial resources to finance the litigation required to preserve our patent and trade secret rights.

The process of applying for and obtaining patents can be expensive and slow.
The preparation and filing of patent applications, and the maintenance of patents that are issued, may require substantial time and money. A patent interference proceeding may be instituted with the United States Patent and Trademark Office, or USPTO, when more than one-person files a patent application covering the same technology, or if someone wishes to challenge the validity of an issued patent.

Our patents may not protect our diagnostic tests from competition.
We might not be able to obtain any patents beyond those that have been issued by the USPTO, and any patents that we do obtain might not be comprehensive enough to provide us with meaningful patent protection. There will always be a risk that our competitors might be able to successfully challenge the validity or enforceability of any patent issued to us.

There are a limited number of manufacturers of molecular diagnostic equipment and related chemical reagents necessary for the provision of our diagnostic tests.
The test panels and algorithms that we have developed and will continue to develop rely on the certain analytic equipment. There are only a few manufacturers of the equipment we will need and the chemical reagents that are required for use with a particular manufacturer's equipment will be available only from that equipment manufacturer. If the manufacturer of the equipment we acquire discontinues operation or if we and other testing laboratories experience supply or quality issues

with their equipment or reagents, it may become necessary for us to adjust our products for different analytic equipment, which would require additional experiments to ensure reproducibility of our test results using the new equipment. As a result, we may be unable to provide our diagnostic products for a period of time.

To achieve widespread use of our diagnostic test and commercial scale, individual consumers will need convenient access to blood draw services, but we cannot guarantee that these service providers will be willing to perform them.

The large laboratory testing chains in each of the countries in which we conduct business should be under contract with us before we can achieve widespread adoption of our cancer diagnostic tests so that consumers can easily obtain a blood draw. There is no assurance that we will be able to obtain the contractual obligations needed to achieve widespread use of our cancer diagnostic tests and commercial scale.

If we fail to enter into and maintain successful strategic alliances for diagnostic tests that we elect to co-develop, co-market, or out-license, we may have to reduce or delay our diagnostic test development or increase our expenditures.

To facilitate the development, manufacture and commercialization of our diagnostic tests we may enter into strategic alliances with hospitals and biomedical research institutes, biotechnology and diagnostics companies, clinical testing reference laboratories, and marketing firms in many of the countries in which we do business. We will face significant competition in seeking appropriate alliances. We may not be able to negotiate alliances on acceptable terms, if at all. If we fail to create and maintain suitable alliances, we may have to limit the size or scope of, or delay, one or more of our product development or research programs, or we may have to increase our expenditures and may need to obtain additional funding, which may be unavailable or available only on unfavorable terms. In some countries we may license marketing rights to diagnostics or clinical laboratory companies or to a joint venture company formed with those companies. Under such arrangements we might receive only a royalty on sales of the diagnostic tests developed or an equity interest in a joint venture company that develops the diagnostic test. As a result, our revenues from the sale of those diagnostic tests may be substantially less than the amount of revenues and gross profits that we might receive if we were to market and run the diagnostic tests ourselves.

We may become dependent on possible future collaborations to develop and commercialize many of our diagnostic test candidates and to provide the manufacturing, regulatory compliance, sales, marketing and distribution capabilities required for the success of our business.

We may enter into various kinds of collaborative research and development, manufacturing, and diagnostic test marketing agreements to develop and commercialize our diagnostic tests. There is a risk that we could become dependent upon one or more collaborative arrangements. A collaborative arrangement, upon which we might depend might be terminated by our collaboration partner or they might determine not to actively pursue the co-development of our diagnostic tests. A collaboration partner also may not be precluded from independently pursuing competing diagnostic tests or technologies.

International operations could subject us to risks and expenses that could adversely impact the business and results of operations.

To date, we have not undertaken substantial commercial activities outside the United States. We have evaluated commercialization in Asian countries. If we seek to expand internationally, or launch other products or services internationally, in the future, those efforts would expose us to risks from the failure to comply with foreign laws and regulations that differ from those under which we operate in the U.S., as well as U.S. rules and regulations that govern foreign activities such as the U.S. Foreign Corrupt Practices Act. In addition, we could be adversely affected by other risks associated with operating in foreign countries. Economic uncertainty in some of the geographic regions in which we might operate, including developing regions, could result in the disruption of commerce and negatively impact cash flows from our operations in those areas. These and other factors may have a material adverse effect on any international operations we may seek to undertake and, consequently, on our financial condition and results of operations.

Certain jurisdictions in which we may do business may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States.

We may conduct business in China and other foreign jurisdictions. In order to do business in these countries, we will be required to comply with the laws of those countries, including restrictions on exporting currency, requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions also entails political risk over which we have no control and for which we are unable to obtain insurance on acceptable terms. These countries also have different judicial systems, which may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. We can provide no assurance that the applicable laws of such foreign jurisdictions will not be changed in ways unfavorable to us, or that applicable laws will be adequately enforced in order to provide the same levels of protection accorded to us in the United States.

We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders receive less information.

We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year. We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in Jumpstart Our Business Startups Act, or the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to: • not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; • being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and • being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. If we decide to apply for the quotation of our Common Stock on the OTCQB or OTCQX market, we will be subject to the OTC Market's Reporting Standards, which can be satisfied in a number of ways, including by remaining in compliance with (i) SEC reporting requirements, if we elect to become a public reporting company under the Exchange Act, or (ii) Regulation A reporting requirements, if we elect not to become a reporting company under the Exchange Act. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

The convertible promissory notes have no rights to vote.

The convertible promissory notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. If a liquidation event, including a sale of our company, were to occur after your note converts then first all creditors and preferred stockholders of the Company will be paid out. If there is any cash remaining, then the common stockholders will be paid. However, if the Company were to liquidate prior to conversion, you would be treated as a creditor and paid out in cash pro-rata with other creditors before any stockholders.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All development stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

There is no public market for our Common Stock. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your securities at or above the purchase price.
There is currently no public market for our Common Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX markets maintained by OTC Markets Group Inc. However, an active trading market may not develop even if we are successful in arranging for our Common Stock to be listed or quoted. We also cannot assure you that the market price of our Common Stock will not fluctuate or decline significantly, including a decline below the offering price, in the future.

The market price of our Common Stock may fluctuate, and you could lose all or part of your investment.
Our financial performance, our industry's overall performance, changing consumer preferences, technologies and government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Common Stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price include: • actual or anticipated variations in our periodic operating results; • increases in market interest rates that lead purchasers of our Common Stock to demand a higher yield; • changes in earnings estimates; • changes in market valuations of similar companies; • actions or announcements by our competitors; • adverse market reaction to any increased indebtedness we may incur in the future; • additions or departures of key personnel; • actions by stockholders; • speculation in the press or investment community; and • our intentions and ability to list our Common Stock on a national securities exchange and our subsequent ability to maintain such listing.

Future issuances of our Common Stock or securities convertible into our Common Stock could cause the market price of our Common Stock to decline and would result in the dilution of your shareholding.

Future issuances of our Common Stock or securities convertible into our Common Stock could cause the market price of our Common Stock to decline. We cannot predict the effect, if any, of future issuances of our Common Stock or securities convertible into our Common Stock on the price of our Common Stock. In all events, future issuances of our Common Stock would result in the dilution of your shareholding. In addition, the perception that new issuances of our Common Stock, or other securities convertible into our Common Stock, could occur, could adversely affect the market price of our Common Stock.

Future issuances of debt securities, which would rank senior to our capital stock upon our bankruptcy or liquidation, and future issuances of Preferred Stock may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our capital stock. Moreover, if we issue additional Preferred Stock, the holders of such Preferred Stock could be entitled to preferences over existing holders of Common Stock and Preferred Stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. You must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return you may be able to achieve from an investment in our securities.

We have never paid cash dividends on our stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our securities. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Certain provisions of our second amended and restated certificate of incorporation may make it more difficult for a third party to effect a change-of-control.

Our second amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Preferred Stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of Preferred Stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue Preferred Stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our Common Stock.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Cohen	1,471,262	Common Stock	15.51%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Convertible Note - CF 2022.

Common Stock

The amount of security authorized is 25,000,000 with a total of 13,247,135 outstanding.

Voting Rights

Full voting rights with one vote for each share held

Material Rights

There are no material rights associated with Common Stock.

Series A Preferred Stock

The amount of security authorized is 1,303,000 with a total of 846,368 outstanding.

Voting Rights

Full voting rights with the holders of common stock on an as-converted basis (currently, one vote for each share held).

Material Rights

Preferred Stock Material Rights

We collectively refer to the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock as the "Designated Preferred Stock." Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to our board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to our board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act, resulting in at least $5,000,000 of gross proceeds to our company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of our company available for distribution to its stockholders, prior and in preference to all shares of our Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of our assets to a non-affiliate of our company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which our stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of our technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of our company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until our board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder's shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until our initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that we propose to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, we must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the certificate of incorporation. For purposes hereof, "excluded securities" means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by our company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such series of Designated Preferred Stock.

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, our company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation, the certificate of designation, or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof;

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in our company;

(e) the liquidation or dissolution of our company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of our assets;

(f) any election to engage in any business that deviates in any material respect from our business as contemplated under any operating plan approved by the Board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Series A-1 Preferred Stock

The amount of security authorized is 978,000 with a total of 651,465 outstanding.

Voting Rights

Full voting rights with the holders of common stock on an as-converted basis (currently, one vote for each share held).

Material Rights

Please see the Material Rights outlined under Series A Preferred Stock for all details.

Series A-2 Preferred Stock

The amount of security authorized is 800,000 with a total of 442,402 outstanding.

Voting Rights

Full voting rights with the holders of common stock on an as-converted basis (currently, one vote for each share held).

Material Rights

Please see the Material Rights outlined under Series A Preferred Stock for all details.

Series B Preferred Stock

The amount of security authorized is 3,569,405 with a total of 1,471,487 outstanding.

Voting Rights

Full voting rights with the holders of common stock on an as-converted basis (currently, one vote for each share held).

Material Rights

Please see the Material Rights outlined under Series A Preferred Stock for all details.

Series C Preferred Stock

The amount of security authorized is 3,340,909 with a total of 1,204,040 outstanding.

Voting Rights

Full voting rights with the holders of common stock on an as-converted basis (currently, one vote for each share held).

Material Rights

Please see the Material Rights outlined under Series A Preferred Stock for all details.

Convertible Note - CF 2022

The security will convert into Common stock and the terms of the Convertible Note - CF 2022 are outlined below:

Amount outstanding: $0.00
Maturity Date: February 28, 2025
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: $58,400,000.00
Conversion Trigger: 100,000

Material Rights

Please refer to Exhibit F of the Offering Memorandum for the full details of the Convertible Note being sold in this offering.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) Mandatory Conversion upon Qualified Financing. In the event that the Company issues and sells shares of its Common Stock or Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stockor Preferred Stock resulting in gross proceeds to the Company of at least $100,000 (excluding the conversion of the Crowdfunding Notes, other debt or issuance of Common Stock or Preferred Stock in asset purchase or strategic merger or acquisition) (a "Qualified Financing"), then the entire unpaid principal amount and all accrued, but unpaid interest under this Note (such amount being the "Conversion Amount") shall convert into Common Stock at conversion price equal to the lesser of (i) 10% discount on the share price paid by the Investors or (ii) the price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding common shares of Common Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Crowdfunding).

(b) Mandatory Conversion upon Certain Other Events. Upon the earlier to occur of (i) the closing of the sale of shares of the Company's Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Act resulting in at least $5,000,000 of gross proceeds to the Company, (ii) the date on which the shares of Common Stock of the Company are listed on a national stock exchange, including without limitation the NYSE American or the Nasdaq Capital Market, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority in principal amount of the then outstanding Crowdfunding Notes, then the Conversion Amount shall convert into shares of Common Stock at conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock of the Company as of immediately prior to the consummation of the event described in clause (i), (ii), or (iii) as applicable.

(c) Optional Conversion at non-Qualified Financing. In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells shares of Preferred Stock or Common Stock in a transaction that does not constitute a Qualified Financing, then the Holder shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

(d) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, either (i) if the amount owed is in excess of $4.00, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction or (ii) if the amount owed is less than $4.00, donate the remainder to the American Cancer Society

(e) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(f) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

7. Voting Proxy.

Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock or Preferred Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

What it means to be a minority holder

As a convertible note holder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,584,955.00
  Number of Securities Sold: 1,198,974
  Use of proceeds: Purchase Equipment, Marketing, Move to new lease facility, Research and Development, and hire more employees
  Date: June 16, 2021
  Offering exemption relied upon: Regulation A+

- **Name:** Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,194,331.00
  Number of Securities Sold: 1,471,487
  Use of proceeds: Purchase Equipment, Marketing, Research Development, Hire more Employees
  Date: March 31, 2019
  Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues. We generated revenues from sales of COVID-19 tests, OneTest and BioCheck during the years ended December 31, 2021 and 2020. Our total revenues were $9,622,332 for the year ended December 31, 2021, compared to $2,330,528 for the year ended December 31, 2020, an increase of $7,291,804, or 312.9%.

Revenues from our COVID-19 tests are derived from two classes of tests: (i) rapid point-of-care tests (antibody and antigen) that we distributed after validating and (ii) lab-based PCR testing of nasal swabs sent to our CLIA lab from area nursing homes, numerous county school systems in the State of Maryland and the Montgomery County Health Department. Revenues from our COVID-19 tests increased by $7,081,938, or 356.4%, to $9,068,979 for the year ended December 31, 2021 from $1,987,041 for the year ended December 31, 2020. Such increase was due to a 3,108.1% increase in PCR tests resulting from a significant increase in the volume of tests, offset by a 76.6% decrease in rapid tests. We cannot predict when the demand for PCR testing will abate.

Revenues from sales of OneTest increased by $187,707, or 108.8%, to $360,290 for the year ended December 31, 2021 from $172,583 for the year ended December 31, 2020. Such increase was due to volume increases primarily related to orders with fire departments especially the Fairfax County Fire & Rescue Services which received a one-time Assistance to Firefighters Grant from the Federal Emergency Management Agency.

Revenues from sales of BioCheck increased by $22,159, or 13.0%, to $193,063 for the year ended December 31, 2021 from $170,904 for the year ended December 31, 2020. Such increase was due to the State and municipal governments, our primary customers for BioCheck, returning to post pandemic ordering routines.

Cost of revenues. Our cost of revenues includes materials, labor and laboratory expenses. Our cost of revenues increased by $3,474,020, or 239.0%, to $4,927,374 for the year ended December 31, 2021 from $1,453,354 for the year ended December 31, 2020. This increase was mainly due to costs of COVID-19 tests. Additionally, there was an increase in base costs of maintaining a laboratory, amortization of license agreements attributable to the analyzation of OneTest orders and the required diagnostic reagent kits in connection with the OneTest sales increases. As a percentage of revenues, cost of revenues was 49.8% and 62.4% for the years ended December 31, 2021 and 2020, respectively. The decrease was primarily due to the increased sales of COVID-19 tests, which have lower costs than our other tests.

Gross profit and gross margin. Our gross profit increased by $3,817,784, or 435.2%, to $4,694,958 for the year ended December 31, 2021 from $877,174 for the year ended December 31, 2020. Gross profit as a percentage of revenues (gross margin) was 50.2% and 37.6% for the years ended December 31, 2021 and 2020, respectively

Sales, general and administrative expenses. . Our sales, general and administrative expenses include sales, marketing, office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our sales, general and administrative expenses decreased by $9,281, or 0.4%, to $2,559,493 for the year ended December 31, 2021 from $2,568,774 for the year ended December 31, 2020. As a percentage of revenues, sales, general and administrative expenses decreased to 25.6% for the year ended December 31, 2021 from 110.2% for the year ended December 31, 2020. Such decrease was primarily due to a decrease in professional fees and sales and marketing expenses as the significant COVID-19 testing in 2021 precluded marketing of OneTest or BioCheck. The decrease was offset by the issuance of $182,680 of stock based compensation in 2021.

Research and development expenses. Our research and development expenses include principally clinical data acquisitions, laboratory validation and bridging studies, data analysis algorithms and non-capitalizable machine learning software development. It also includes laboratory test validation and technical consultation. Our research and development expenses decreased by $145,506, or 42.9%, to $193,368 for the year ended December 31, 2021 from $338,874 for the year ended December 31, 2020. As a percentage of revenues, research and development expenses decreased to 1.9% for the year ended December 31, 2021 from 14.5% for the year ended December 31, 2020. The decrease was due to the decrease of staffing resources related to our cancer test products in 2021 compared to 2020.

Net Income (loss). As a result of the cumulative effect of the factors described above, our net income increased by $4,093,603, or 202.5%, to $2,071,777 for the year ended December 31, 2021 from a net loss of ($2,021,826) for the year ended December 31, 2020.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. Past cash was primarily generated through PCR tests and equity investments. Our goal is to increase sales of the one test diagnostic test for cancer and revenue from foreign companies using our CLIAx lab to enter the US market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Historically, our sources of cash have included private placements of equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs; the acquisition of clinical data, patient samples (blood, tissue), intellectual property; and expenditures related to equipment and improvements used for our laboratory facility. We intend to fund our operations through increased revenue from operations and the remaining capital raised through our recent offerings.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Although we do not believe that we will require additional cash to continue our operations over the next twelve months, we do believe that the funds of this campaign are important to support the expansion of our business, including for increased sales of OneTest, the exploration of opportunities to in-license technology and products where we can utilize our current customer base and distribution channels and increase the CLIAx accelerator for foreign companies to enter the US Marketplace faster than if we use the funds on hand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Although we do not believe that we will require additional cash to continue our operations over the next twelve months, we do believe that the funds of this campaign are important to support the expansion of our business. Of the total funds that our company has, 33% will be made of funds raised from the crowdfunding campaign, if it raises its maximum goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least the next 24 months. This is based on our current monthly burn rate for expenses related to salaries, inventory, sales & marketing, research and development, and other administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for three and half years. This is based on a current monthly burn rate for expenses related to salaries, inventory, sales & marketing, research and development and other administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Barry Cohen
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: We utilize the services of Barry Cohen, the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years' experience with clinical lab operations, to oversee our laboratory information systems and patient/physician portals. During the years ended December 31, 2021 and 2020, we paid Mr. Cohen $122,410 and $125,633, respectively.
  Material Terms: During the years ended December 31, 2021 and 2020, we paid Mr. Cohen $122,410 and $125,633, respectively.

Valuation

Valuation Cap: $58,400,000.00

Valuation Cap Details: Reverse calculated the valuation cap to protect the last round's price to avoid anti-dilution triggers. The last round was at $4.40 a share multiplied by all shares and share equivalents issued or available to issue (i.e. equity plan available) yielded the valuation cap being used.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*

48.0%

We will use 48% of the funds raised for marketing and sales materials as well as ad space in digital marketing programs.

- *Research & Development*
  46.5%
  We will use 46.5% of the funds raised for data acquisition and algorithm development.

If we raise the over allotment amount of $4,999,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  53.0%
  Digital marketing and sales expansion

- *Company Employment*
  12.0%
  Laboratory technicians and salespeople

- *Research & Development*
  20.0%
  Data acquisition and algorithm development, strategic acquisitions of one or more companies, intellectual properties, assets, or technologies, that can grow our value and/or revenue base.

- *Operations*
  5.0%
  Online portal development and management

- *Working Capital*
  4.5%
  Automated laboratory equipment

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://2020gene.com/ (https://2020gene.com/invest-e).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/2020-gene-systems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 20/20
GeneSystems, Inc.

[See attached]

20/20 GENESYSTEMS, INC.

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
20/20 GeneSystems, Inc.

Opinion

We have audited the accompanying financial statements of 20/20 GeneSystems, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
Newport Beach, California
May 26, 2022

20/20 GENESYSTEMS, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

		2021		2020
Assets				
Current assets:				
Cash and cash equivalents	$	3,354,469	$	3,468,192
Accounts receivable, net		4,215,465		205,071
Inventory		246,658		103,441
Prepaid expenses		125,664		50,165
Total current assets		7,942,256		3,826,869
License agreement, net		367,713		390,213
Property and equipment, net		511,910		205,006
Intangible assets, net		213,885		230,669
Right of use assets		1,168,471		-
Due from affiliated entities		2,699		2,699
Other assets		65,347		21,918
Total assets	$	10,272,281	$	4,677,374
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	834,269	$	471,056
Accrued liabilities		1,121,607		602,536
Deferred revenue		152,698		70,456
Financing lease liabilities - current		56,714		-
Lease liability - current		88,314		-
Note payable		-		103,860
Total current liabilities		2,253,602		1,247,908
Long-term liabilities:				
Note payable		-		40,247
Financing lease liabilities – long term		48,725		-
Lease liability – long term		1,080,157		-
Total long-term liabilities		1,128,882		40,247
Total liabilities		3,382,484		1,288,155
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,205,069 and 858,327 shares issued and outstanding as of December 31, 2021 and 2020, respectively; liquated preference of $5,302,304 and $3,776,639		12,051		8,584
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of December 31, 2021 and 2020; liquated preference of $5,194,349		14,715		14,715
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of December 31, 2021 and 2020; liquated preference of $1,442,231		4,424		4,424
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of December 31, 2021 and 2020; liquated preference of $1,999,998		6,515		6,515
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of December 31, 2021 and 2020; liquated preference of $2,598,350		8,464		8,464
Common stock, $0.01 par value; 25,000,000 authorized; 4,762,572 and 4,728,833 shares issued and outstanding as of December 31, 2021 and 2020, respectively		47,626		47,288
Additional paid-in capital		26,548,299		25,123,303
Accumulated deficit		(19,752,297)		(21,824,074)
Total stockholders' equity		6,889,797		3,389,219
Total liabilities and stockholders' equity	$	10,272,281	$	4,677,374

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenues	$ 9,622,332	$ 2,330,528
Cost of revenues	4,927,374	1,453,354
Gross profit	4,694,958	877,174
Operating expenses:		
Sales, general and administrative	2,559,493	2,568,774
Research and development	193,368	338,874
Total operating expenses	2,752,861	2,907,648
Operating income (loss)	1,942,097	(2,030,474)
Other income (expense):		
Interest expense	(12,930)	-
Interest income	2,994	15,548
Other expense	(5,900)	(6,900)
Other income	145,516	-
Total other (income) expense	129,680	8,648
Provision for income taxes	-	-
Net income (loss)	$ 2,071,777	$ (2,021,826)
Basic net income (loss) per common share	$ 0.44	$ (0.43)
Diluted net income (loss) per common share	$ 0.22	$ (0.43)
Weighted-average common shares outstanding, basic	4,729,415	4,727,495
Weighted-average common shares outstanding, diluted	9,463,282	4,727,495

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2019	-	$ -	1,471,487	$ 14,715	442,402	$ 4,424	651,465	$ 6,515	846,368	$ 8,464	4,725,633	$ 47,256	$ 21,870,200	$ (19,802,248)	$ 2,149,326
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	3,200	32	-	-	32
Issuance of preferred stock, net of offering costs	858,327	8,584	-	-	-	-	-	-	-	-	-	-	3,253,103	-	3,261,687
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,021,826)	(2,021,826)
Balance, December 31, 2020	858,327	$ 8,584	1,471,487	$ 14,715	442,402	$ 4,424	651,465	$ 6,515	846,368	$ 8,464	4,728,833	$ 47,288	$ 25,123,303	$ (21,824,074)	$ 3,389,219
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	182,680	-	182,680
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	3,374	34	-	-	34
Issuance of preferred stock, net of offering costs	377,107	3,771	-	-	-	-	-	-	-	-	-	-	1,242,316	-	1,246,087
Conversion of preferred stock	(30,365)	(304)	-	-	-	-	-	-	-	-	30,365	304	-	-	-
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	2,071,777	2,071,777
Balance, December 31, 2021	1,205,069	$ 12,051	1,471,487	$ 14,715	442,402	$ 4,424	651,465	$ 6,515	846,368	$ 8,464	4,762,572	$ 47,626	$ 26,548,299	$ (19,752,297)	$ 6,889,797

See accompanying notes to the financial statements

5

20/20 GENESYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,071,777	$ (2,021,826)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	101,161	44,772
Stock based compensation	182,680	-
Amortization of license fees	22,500	20,358
Forgiveness of debt (PPP loan)	(144,107)	-
Changes in operating assets and liabilities:		
Accounts receivable	(4,010,394)	(172,573)
Inventory	(143,217)	(67,964)
Prepaid expenses and other	(118,928)	(7,643)
Accounts payable	363,214	88,335
Accrued liabilities	519,069	88,928
Deferred revenue	82,242	(9,775)
Net cash used in operating activities	(1,074,003)	(2,037,388)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(228,150)	(184,070)
Redemption of certificate of deposit	-	1,647,806
Net cash provided by (used in) investing activities	(228,150)	1,463,736
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable (Paycheck Protection Plan)	-	144,107
Principal payments on financing lease liabilities	(57,692)	-
Proceeds from exercise of warrant	34	32
Proceeds from sale of preferred stock, net of offering costs	1,246,088	3,261,687
Net cash provided by financing activities	1,188,430	3,405,826
Increase decrease in cash and cash equivalents	(113,723)	2,832,174
Cash and cash equivalents, beginning of period	3,468,192	636,018
Cash and cash equivalents, end of period	$ 3,354,469	$ 3,468,192
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash disclosures of cash flow information:		
Conversion of Series C Preferred Stock to Common Stock	$ 304	$ -
Forgiveness of debt (PPP loan)	$ 144,107	$ -
Operating lease, ROU assets and liabilities	$ 1,168,470	$ -
Equipment acquired under a financing lease	$ 173,915	$ -

See accompanying notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. (the "Company"), founded in May 2000, is a digital diagnostics company with the core mission of developing and commercializing clinical laboratory test and associated software that is powered by machine learning to improve diagnostic accuracy and clinical usefulness.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company's cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several COVID-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

The Company's legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates include revenue recognition, impairment of long-lived assets, stock-based compensation and expense accruals.

Business Segments

The Company has determined that its current business and operations consist of one reporting segment.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On December 31, 2021 and 2020, customer accounts receivable totaled $4,215,465 and $205,071, respectively. Unbilled receivables of $2,060,695 and $100,304 are included in this balance at December 31, 2021 and 2020, respectively. The payment of consideration related to these unbilled receivables is subject only to the passage of time. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management's determination of the amount deemed uncollectable. An allowance for doubtful accounts of $40,100 and $17,000 is included in accounts receivable at December 31, 2021 and 2020, respectively.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of December 31, 2021 and 2020.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*, the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets - Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2021 and 2020. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

Basic and Diluted Loss Per Share

The Company follows Financial Accounting Standards Board ("FASB") ASC 260, *Earnings per Share*, to account for earnings per share. Basic earnings per share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common stockholders for the years ended December 31, 2021 and 2020.

	2021	2020
Weighted average common shares outstanding used in calculating basic earnings per share	4,729,415	4,727,495
Warrants to purchase Common Stock	64,093	
Options to purchase Common Stock	52,983	-
Series C Preferred Stock	1,205,069	-
Series B Preferred Stock	1,471,487	-
Series A-2 Preferred Stock	442,402	-
Series A-1 Preferred Stock	651,465	-
Series A Preferred Stock	846,368	-
Weighted average common shares outstanding used in calculating diluted earnings per share	9,463,282	4,727,495

The Company excluded 191,152 options and 15,005 warrants from the computation of diluted net income per share for the year ended December 31, 2021 as their exercise prices were in excess of the most recent valuation of the Company's common stock during that period. The Company excluded all Preferred Stock, warrants and options from the computation of diluted net loss per share the year ended December 31, 2020.

Revenue Recognition

In accordance with ASC Topic 606, *Revenue from Contracts with Customers*, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue – The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company's revenue by contract type is as follows:

	For the Years Ended December 31,	
	2021	**2020**
Revenues		
BioCheck	$ 193,063	$ 170,904
OneTest	360,290	172,583
COVID-19 PCR Tests	8,669,557	282,238
COVID-19 Antibody/Antigen Tests	399,422	1,704,803
Total revenues	$ 9,622,332	$ 2,330,528

Performance Obligations – Performance obligations for three different types of services are discussed below:

- OneTest – Revenues from the sale of OneTest is recognized when returned serum specimens are analyzed in the Company's CLIA laboratory and the results are reported. Due to the nature of OneTest, revenue per test is recorded based on historical average receipts from patients.

- BioCheck – Revenues for kits is recognized when purchase orders are processed and kits are shipped to customers.

- COVID-19 Tests:

    o Point-of-Care (POC) Test Kits – Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when purchase orders are processed, and test kits are shipped to customers.

    o COVID-19 Lab Tests (PCR) – Revenues from the sale of COVID-19 viral (PCR) tests is recognized when returned nasal swabs are analyzed in the Company's CLIA laboratory and the results are reported. Due to the nature of PCR tests, revenue per test is recorded based on historical average receipts from insurance payers, Medicare, Medicaid, nursing homes or County government.

Seasonality

The Company's significant growth in COVID-19 viral testing solutions is affected by the pattern of seasonality subject to the unpredictable demand for viral testing in Maryland.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $172,722 and $78,124 for the years ended December 31, 2021 and 2020, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company's laboratory tests, algorithms, information technologies and other intellectual properties. The Company's research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. The Company expenses these costs as incurred until the resulting product has been completed, tested, validated and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $243,591 and $145,586 for the years ended December 31, 2021 and 2020, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, *Compensation – Stock Compensation*. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

The Company applies ASC 740, *Income Taxes*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2021 and 2020, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of December 31, 2021, approximately 91% of total accounts receivable were due from two sources. As of December 31, 2020, approximately 20% of total accounts receivable were due from two sources. During the year ended December 31, 2021, approximately 76% of total revenues were received from two sources. During the year ended December 31, 2020, approximately 34% of total revenues were received from three sources. Management believes the loss of one or more of these customers would have a significant effect on the Company's financial condition.

Recent Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update ("ASU") No. 2017-04, *Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment*. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit's carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. There is no impact of the adoption of this guidance on the Company's financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, *Leases*. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease's guidance. The ASU is effective for annual periods beginning January 1, 2019 for public companies and January 1, 2022 for non-public companies, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. Effective January 1, 2021, the Company adopted the guidance, which requires an entity to recognize a right of use (ROU) asset and a lease liability for virtually all leases. The Company adopted ASC 842 using a modified retrospective approach. As a result, the comparative financial information has not been updated and the required disclosures prior to the date of adoption have not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASU 842 on January 1, 2021 resulted in the recognition of operating lease ROU assets and lease liabilities for operating leases of $1,168,470. There was no cumulative-effect adjustment to accumulated deficit.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning January 1, 2020 for public companies and January 1, 2023 for non-public companies. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2021	December 31, 2020
Office equipment	$ 162,100	$ 96,895
Furniture and fixtures	31,118	17,132
Laboratory equipment	864,734	552,644
Leasehold improvements	5,700	5,700
Total property and equipment	1,063,652	672,371
Less accumulated depreciation	(551,742)	(467,365)
	$ 511,910	$ 205,006

Depreciation expense was $84,377 and $27,987 for the years ended December 31, 2021 and 2020, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31, 2021	December 31, 2020
Issued patents (amortized)	$ 31,840	$ 31,840
Unissued patents (unamortized)	201,514	201,514
Software development costs	45,575	45,575
Total patents	278,979	278,929
Less accumulated amortization	(65,044)	(48,260)
	$ 213,885	$ 230,669

Amortization expense for intangible assets for the years ended December 31, 2021 and 2020 was $16,784.

NOTE 5 – FINANCING LEASES

In January 2021, the Company leases certain equipment under separate non-cancelable equipment loan and security agreements. The agreements mature in December 2023. The agreements require various monthly payments of principal and interest through maturity and are secured by the assets under lease. As of December 31, 2021, $173,915 of financing lease equipment and $47,507 of accumulated depreciation are included in property and equipment on the consolidated balance sheets. The weighted average interest rate was 6.2% at December 31, 2021.

Future minimum lease payments under the leases as of December 31, 2021 are as follows:

2022	$ 64,592
2023	64,592
Total lease payments	129,184
Less: amount representing interest	(5,086)
Total lease payments	$ 124,098

As of December 31, 2021, the weighted-average remaining lease term for all finance leases is 2.0 years.

NOTE 6 – OPERATING LEASES

In August 2011, the Company entered into a lease commencing in December 2011 which expired in November 2016. Under the lease agreement, the Company was to pay an annual rent of $134,975, plus additional operating expenses. The agreement included a 3% annual increase and an option to expand office space. Upon expiration, this lease has continued on a month-to-month basis. Total rent expense, including additional operating expenses related to this property, was $173,351 and $138,054 for the years ended December 31, 2021 and 2020, respectively.

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 1, 2021 and shall expire 88 months thereafter. The initial monthly rent is $14,315 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises.

Supplemental balance sheet information related to this lease is as follows:

	December 31, 2021
Operating lease right-of-use lease asset	$ 1,168,471
Accumulated amortization	-
Net balance	$ 1,168,471
Lease liability, current portion	88,314
Lease liability, long term	1,080,157
Total operating lease liabilities	$ 1,168,471
Weighted Average Remaining Lease Term – operating leases	87 months
Weighted Average Discount Rate – operating leases	3.0%

Future minimum lease payments under this operating lease as of December 31, 2021, were as follows:

2022	$ 114,913
2023	176,901
2024	181,772
2025	186,775
2026	191,910
Thereafter	451,706
Total lease payments	1,303,977
Less imputed interest	(135,506)
Maturities of lease liabilities	$ 1,168,471

NOTE 7 – NOTE PAYABLE

On May 19, 2020, the Company received a $144,107 PPP loan from the SBA under provisions of the CARES Act. The PPP loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties. The PPP loan contain events of default and other provisions customary for loans of this type. The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act. The Company believes that it has used the proceeds from the PPP loan for qualifying expenses and has applied for forgiveness of the PPP loan in accordance with the terms of the CARES Act. The Company received notice from Eagle Bank that its loan had been forgiven in its entirety by the SBA on September 9, 2021.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Royalties and License Agreements

The Company has entered into various agreements related to fundraising and other consulting services that commits the Company to paying certain additional fees contingent upon certain milestones and/or events. The amount of liability, if any, cannot be reasonably estimated. Hence, no liability has been recorded in the accompanying financial statements.

In November 2000, the Company entered into a licensing agreement with the United States Public Health Service ("PHS") that gave the Company exclusive rights to use several patents owned by PHS. The agreement was subsequently amended in 2005 and 2011. Under the most current agreement, the Company was required to pay minimum annual royalty fees of $7,500 due and payable on January 1 of each calendar year from 2003 through 2011. Further payment of the minimum annual royalty has been deferred until January 1 of the calendar year following the first year the Company achieves annual net sales of the licensed product equal to or greater than $1,000,000. The minimum annual royalty will be due January 1 of each calendar year thereafter. The agreement also calls for the Company to pay other royalties, including earned royalties, benchmark royalties, and sublicensing royalties. In addition, the agreement requires the Company to reimburse PHS for patent expenses incurred. Reimbursement is due on January 1 of each calendar year beginning in 2013. Minimum reimbursement of $10,000 is due until the Company has achieved $500,000 in net sales of licensed products, $20,000 once the Company has achieved between $500,000 and $1,000,000 in net sales of licensed products, and the balance of the remaining unreimbursed patent expenses due in full once the Company achieves net sales of licensed products of $1,000,000 or upon termination or expiration of the license, whichever comes first. In addition, PHS continues to submit annual requests for reimbursement of patent expenses incurred throughout the preceding year. Unreimbursed patent expenses are included in accrued expenses and were $195,794 at December 31, 2021 and 2020.

In July 2002, the Company entered into an award and royalty agreement with MdBio, Inc. Under this agreement, the Company received $150,000 in funding and is to make payments of 3% of gross sales revenues beginning in June 2003 and ending when a total of $450,000 has been repaid.

During 2010, the Company entered into a licensing agreement with Abbott Molecular, Inc. ("Abbott"). Under this agreement, the Company retained exclusive rights to use certain processes and know-how for which Abbott has a patent pending. Under this agreement, the Company is to pay royalties equal to 9% of the service revenue and net sales of each licensed product sold or otherwise disposed of prior to the issuance of the related patents and 18% of sales revenue or net sales of each licensed product sold or otherwise disposed of once the related patents are issued. Royalties will be deferred until either the Company's lung cancer testing business is acquired by Abbott or another third party or the value of the royalties exceeds $1,000,000. The agreement also allows Abbott first right to acquire the Company's lung cancer testing business at various intervals.

In May 2011, the Company received a grant from the Maryland Biotechnology Center ("MBC"). Under this grant agreement, the Company was to receive $200,000 in funding. Per the agreement, beginning January 31 of the year after the completion of the project, the Company is to repay MBC in payments equal to 3% of total sales revenues (excluding revenues relating to the Company's BioCheck suspicious powder screening kit). If the grant is not repaid in full by one year after the first payment date, the total repayment will equal 150% of the award, or $300,000. If the grant is not repaid in full by two years after the first payment date, the total repayment will equal 175% of the award, or $350,000. If the grant is not repaid in full by three years after the first payment date, the total repayment will equal 200% of the award, or $400,000.

In February 2016, the Company entered into a collaboration agreement with National Foundation for Cancer Research, Inc. ("NFCR"), a tax exempt 501(c)(3) organization, for the development of a cloud accessible algorithm to assist physicians in the People's Republic of China ("PRC") to interpret test results, and to support refinements of the Company's PAULAs test. NFCR assisted the Company in obtaining blood test data from the PRC. Upon execution of the agreement, the Company issued NFCR 19,157 shares of Common Stock. The Company issued an additional 19,157 shares of Common Stock in 2016 based on the first milestone of receiving data from the first 1,000 patients located in the PRC. Per the agreement, after the Company has analyzed data from the initial population, it may seek additional data from more patients which can trigger an additional 38,315 shares of Common Stock being issued. To date, this provision has not yet been triggered. If upon seeking and receiving this additional patient data as set forth in the agreement, and immediately after issuing the requisite shares, the Company for five (5) years shall pay to NFCR two percent (2%) of gross sales the Company derives from the sale, licensing and other dispositions of the developed algorithm, payable quarterly.

Effective April 17, 2017, the Company entered into a six-month option agreement with Chang Gung Memorial Hospital (CGMH) of Taiwan to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to our pan-cancer test. The option period was extended through February 28, 2018 through an amendment executed in November 2017. The option was exercised in a timely manner, payments were made, data was transferred to the Company and was verified by it and the Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. As consideration for this option, the Company paid an option fee of $75,000. Once the option was exercised in February 2018, the Company paid an additional license fee of $150,000 in cash and $300,000 in Common Stock (through the issuance of 92,025 shares of Common Stock), which were released from escrow upon verification of the viability of the data. The Company has amortized the license agreement over the term amounting to an amortization expense of $20,368 for the years ended December 31, 2021 and 2020.

NOTE 9 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock, 3,569,405 shares have been designated as Series B Preferred Stock and 3,340,909 shares have been designated as Series C Preferred Stock (collectively, the "Designated Preferred Stock"). Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank *pari passu* to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company's board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company's board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company's assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company's technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder's shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions *pari passu* with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company's initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Company's certificate of incorporation, as amended. For purposes hereof, "excluded securities" means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof;

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from the Company's business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Series A Preferred Stock

As of December 31, 2021 and 2020, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during the years ended December 31, 2021 and 2020.

Series A-1 Preferred Stock

As of December 31, 2021 and 2020, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during the years ended December 31, 2021 and 2020.

Series A-2 Preferred Stock

As of December 31, 2021 and 2020, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during the years ended December 31, 2021 and 2020.

Series B Preferred Stock

As of December 31, 2021 and 2020, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding. No shares of Series B Preferred Stock were issued during the years ended December 31, 2021 and 2020.

Series C Preferred Stock

As of December 31, 2021 and 2020, there were 1,205,069 and 858,327 shares of Series C Preferred Stock issued and outstanding, respectively.

On January 8, 2020, the Company launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which the Company offered up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a "best efforts" basis. This offering was terminated on June 15, 2021.

During the year ended December 31, 2021, the Company issued 369,750 shares of Series C Preferred Stock for gross proceeds of $1,510,076 and net proceeds of $1,246,088. The Company also issued 7,357 shares of Series C Preferred Stock to the placement agent as partial compensation for its services. Additionally, 30,365 shares of Series C Preferred Stock were converted into 30,365 shares of Common Stock.

During the year ended December 31, 2020, the Company issued 858,327 shares of Series C Preferred Stock for gross proceeds of $3,776,638 and net proceeds of $3,261,687.

Common Stock

As of December 31, 2021 and 2020, there were 4,762,572 and 4,728,833 shares of Common Stock and outstanding, respectively.

During the year ended December 31, 2021, the Company issued 3,374 shares of Common Stock upon the exercise of warrants for proceeds of $34.

During the year ended December 31, 2021, the Company issued 30,365 shares of Common Stock upon the conversion of 30,365 shares of Series C Preferred Stock.

During the year ended December 31, 2020, the Company issued 3,200 shares of Common Stock upon the exercise of warrants for proceeds of $32.

Stock Options

In 2007, the board of directors adopted the 20/20 GeneSystems 2007 Equity Compensation Plan (the "2007 Plan"). The 2007 Plan provided for the grant of equity awards to employees and non-employees, including stock options and stock-based awards. Up to 500,000 shares of Common Stock could be issued pursuant to awards granted under the 2007 Plan. The 2007 Plan was administered by the board of directors and expired in 2017, ten years after adoption.

On January 28, 2021, the Company granted non-qualified stock options for the purchase of 306,512 shares of Common Stock at an exercise price of $1.044 per share, all of which vested in full on the date of grant, to certain directors of the Company. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2021 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 69.9%; risk free rate: 0.42%; estimated term five years for a value of $182,680 and recorded in general and administrative costs.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

At times, the Company granted stock options under the 2007 Plan in excess of the authorized shares under the plan. However, as of December 31, 2021 and 2020, due to forfeitures the number of options outstanding under the 2007 Plan are less than the authorized shares. The Company does not believe that such non-compliance with the 2007 Plan limits causes significant exposure to the Company as any options in excess have been forfeited and any such compensation expense has been recognized in historical financial information in compliance with applicable accounting standards. In 2017, the 2007 Plan expired.

A summary of the incentive stock option activity is as follows:

	Total Options		Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2019	153,362	$	4.50	3.0
Granted	-		-	-
Exercised	-		-	-
Expired	-		-	-
Options outstanding, December 31, 2020	153,362	$	4.50	2.0
Granted	-		-	-
Exercised	-		-	-
Expired	-		-	-
Options outstanding, December 31, 2021	153,362	$	4.50	1.0
Options exercisable, December 31, 2021	153,362	$	4.50	1.0

There is no remaining unvested expense related to these stock options.

A summary of the Company's non-qualified stock option activity is as follows:

	Total Options		Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, December 31, 2019	342,235	$	1.35	8.65
Granted	-		-	-
Exercised	-		-	-
Forfeited	-		-	-
Expired	-		-	-
Options outstanding, December 31, 2020	342,235	$	1.35	7.65
Granted	306,512		1.04	10.0
Exercised	-		-	-
Forfeited	-		-	-
Expired	(22,000)		4.50	-
Options outstanding, December 31, 2021	626,747	$	1.09	8.07
Options exercisable, December 31, 2021	626,747	$	1.09	8.07

There is no remaining unvested expense related to these stock options.

Warrants

In connection with the Series C Preferred Offering described above, the Company issued Warrants to the placement agents to purchase 206 and 14,799 shares of the Company's Common Stock at a per share exercise price of $4.84 in the years ended December 31, 2021 and 2020, respectively.

A summary of the Company's warrant activity is as follows:

	Warrants		Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Warrants outstanding, December 31, 2019	111,206	$	0.01	3.17
Granted	14,799		4.84	5.00
Exercised	(3,200)		-	-
Forfeited/Expired	(16,000)		-	-
Warrants outstanding, December 31, 2020	106,805	$	0.68	2.88
Granted	206		4.84	5.00
Exercised	(3,374)		0.01	-
Forfeited/Expired	-		-	-
Warrants outstanding, December 31, 2021	103,637	$	0.71	2.70
Warrants exercisable, December 31, 2021	103,637	$	0.71	2.70

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company utilizes the services of Barry Cohen, the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years' experience with clinical lab operations, to oversee the Company's laboratory information systems and patient/physician portals. During the years ended December 31, 2021 and 2020, the Company paid $122,410 and $125,633, respectively, to this related party.

NOTE 11 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2021 and 2020:

	2021	2020
Current provision for income taxes	$ -	$ -
Deferred income tax benefit	-	-
Total provision for income taxes	$ -	$ -

The provision for federal income taxes differs from that computed by applying federal and state statutory rates to the loss before federal income tax provision, as indicated in the following analysis:

	2021	2020
Expected federal tax (expense) benefit	$ (435,100)	$ 424,600
Expected state tax (expense) benefit	(170,900)	166,800
Nondeductible expenses and other	(7,000)	(19,400)
(Increase) decrease in valuation allowance	613,000	(572,000)
Total provision for income taxes	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2021 and 2020:

	2021	2020
Account receivable, net	$ 11,800	$ 5,000
Accumulated depreciation	(1,500)	(1,500)
Intangible assets, net	(71,000)	(67,800)
Accrued expenses	328,100	169,500
Net operating loss	5,122,200	5,897,400
Deferred tax asset valuation allowance	(5,389,600)	(6,002,600)
	$ -	$ -

The Company files income tax returns for U.S. federal income tax purposes and in Maryland, Virginia, and Pennsylvania. Based on federal tax returns filed or to be filed through December 31, 2021, the Company had available approximately $18.3 million in U.S. tax net operating loss carryforwards which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2020, however, carryforward losses for years beginning in 2018 have no expiration. State net operating loss carryforwards through December 31, 2021 are approximately $18.5 million and have begun to expire in 2020. There is a full valuation allowance as of December 31, 2021 and 2020 which may be reversed in future periods at a point when the Company can make the determination that the recoverability will be probable. The valuation allowance for deferred tax assets decreased and increased by approximately $613,000 and $572,000 during the years ended December 31, 2021 and 2020, respectively.

The United States Federal and applicable state returns from 2016 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through May 26, 2022, the issuance date of these financial statements. Except as set forth below, there have been no events or transactions during this time which would have a material effect on these financial statements.

2022 Stock Incentive Plan

On January 26, 2022, the board of directors adopted the 20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (the "2022 Plan"). The 2022 Plan provides for the grant of equity awards to employees, consultants, advisors and outside directors of the Company and its subsidiaries, including incentive stock options as described in section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. Up to 3,000,000 shares of Common Stock may be issued pursuant to awards granted under the 2022 Plan. The 2022 Plan is administered by the compensation committee of the board of directors and expires ten years after adoption.

Option Grants

On February 1, 2022, the Company granted options for the purchase of an aggregate of 150,332 shares of Common Stock at an exercise price of $1.0643 per share to certain directors. These options have a term of ten years and vested in full on the date of grant.

On February 1, 2022, the Company also granted options for the purchase of an aggregate of 150,336 shares of Common Stock at an exercise price of $1.0643 per share to the same directors. These options have a term of ten years and vest monthly over a one-year period.

Warrants

On April 19, 2022, the Company issued a five-year warrant for the purchase of 91 shares of Common Stock at an exercise price is $4.40 (subject to standard adjustments) to a consultant as partial compensation for services rendered.

Preferred Stock Conversions

In March 2022, an aggregate of 1,029 shares of Series C Preferred Stock were converted into 1,029 shares of Common Stock.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



20/20 GeneSystems, Inc.

Early detection saves lives.
OneTest can help.
One
TEST

$0.00

Reg CF

Overview Team Terms Updates Comments

Reasons to Invest

OVERVIEW

Lab Testing Made Smarter

FAST COMPANY
World Changing Ideas 2022

20/20 GeneSystems was named
Number 770 on INC's 5000 list
the most prestigious ranking of the Nation's fastest growing private companies.

Some of the Cancers Detected

THE PROBLEM

We Usually Don't Catch Cancer Early Enough

Early Cancer Detection is Key
>90%
<10%

OneTest Exponentially Improves Sensitivity
Biomarker vs With A.I.
Males
Females

THE SOLUTION

20/20 GeneSystems' OneTest: A Machine Learning Enhanced Blood Test to Help Detect Multiple Cancers Early

FAST COMPANY
World Changing Ideas 2022

OneTest for Cancer
COVID-19 Testing

Take OneTest to a Medical Professional

OUR TRACTION

Growing Year-Over-Year

Inc.5000
131
YOY Revenue
$8.3M
2021
$2M
2020

THE MARKET

Multi-Cancer Screening Blood Tests are for Everyone

approximately
40%
of adults have a chance to develop cancer in their lifetime

OneTest has been ordered for over
5,000
firefighters

Business Model
Individuals
Occupational Groups

WHY INVEST

Invest in Saving Lives

> It helps customers see you in a different light. Vaccines were a success for us and now antibody tests are, too!

CLIAx: bringing cutting edge lab tests to market

FAST COMPANY
World Changing Ideas 2022

Meet Our Team

Jonathan Cohen

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

2022 Fundraising Video

20/20 GeneSystems is pioneering a new approach to improve the accuracy and usefulness of conventional clinical lab testing. Rather than simply reporting the biomarker levels in the way they have for decades we leverage vast amounts of real-world data together with machine learning to compare the individual's test results to those of tens of thousands of others with known health outcomes. This proprietary technique is already being used to improve early cancer detection and is on track to be deployed to assist with heart disease and other conditions.

The most recent version of the technology received a 1st place award by the nation's leading scientific organization for clinical lab tests.

For the past 3 years our cancer screening blood test has been used by thousands of firefighters who have higher than normal death rates for many cancer types. The test is now available to everyone who wants to improve their odds of detecting cancer earlier, when it can be effectively treated.

In response to the pandemic 20/20 provided over a quarter million PCR tests helping to boost 2021 revenues and profits making us one of the fastest growing companies in America according to Inc. magazine.

To grow our test pipeline, we've launched what we believe is the first accelerator facilities for diagnostics start-ups from around the world that seek to launch their innovative lab tests here in the American market.

We're fortunate to have the support of more than 8,000 investors having raised over $10 million so far on equity crowdfunding sites such as StartEngine. Join us by becoming a 20/20 investor today and help us save more lives through AI powered early disease detection.

Order Video

Ordering OneTest is simple. Start the process by visiting OneTestForCancer.com and clocking Buy Now. Next click proceed to checkout, enter your payment information, and place your order. Once your order is placed, you will receive a confirmation email as well as corresponding documents including a terms of service agreement and a health questionnaire, which you should then complete. In about a week you should receive your specimen collection kit which you should then take to a medical professional of your choosing such as your primary physician to have a blood sample drawn and the lab test order form signed. Then, express ship your complete kit containing your specimen along with activated cold packs back to 20/20 GeneSystems using the prepaid return label. It is extremely important that the specimen be received at the lab within 72 hours from being drawn. Once we receive your sample we will conduct analysis in our state of the art lab, and report the results back to you and your designated medical professional. Your report will include detailed measurements and information regarding your risk of developing cancer. If you have any questions or concerns regarding you results please consult with your physician.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5 (five and one half) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, **AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE** SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS **AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS** OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: 20/20 GeneSystems, Inc.
        15813 Gaither Drive, Ste 235
        Gaithersburg, MD 20878

Ladies and Gentlemen:

1._____ Note Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Promissory Note (the "Securities") of 20/20 GeneSystems, Inc., a Delaware Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the form of Convertible Promissory Note attached hereto and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the offering statement of the Company filed with the SEC (the "Offering Statement") and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed 5,000,000. Providing that subscriptions for $100,000 Securities are received, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2._____Purchase Procedure.

(a)_____Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)_____Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing Date, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by VStock (a "Cap Table Management service operated by VStock Transfer, LLC."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Special provisions for cryptocurrency payments. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated below or set forth in the Offering Statement. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. dbbMckennon, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

    (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

    (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

    (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish a custodial account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Custodian as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Voting Proxy.

Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock or Preferred Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: Jonathan Cohen

                                        20/20 GeneSystems, Inc.

                                        15810 Gaiter Drive, St 235

                                        Gaithersburg, MD 20878

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m)   Subscriber hereby consents to the receipt of notices of stockholder meetings and any other communications from the Company by "electronic transmission" in accordance with Section 232 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

20/20 GeneSystems, Inc.
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Promissory Notes of 20/20 GeneSystems, Inc, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Securities the   %%VESTING_AMOUNT%%
undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

By_%%SUBSCRIBER_SIGNATURE%%_____
Name:%%VESTING_AS%%
%%VESTING_AS_EMAIL%%
%%SUBSCRIBER_SIGNATURE%%

Date %%NOW%%

*   *   *   *   *

This Subscription is accepted   20/20 GeneSystems, Inc.
on %%NOW%%.   By:

                                       Jonathan Cohen
                                       CEO

                                       [CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED **(THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED,** HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE **TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE** MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE **COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE** EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2022 - CF

$%%VESTING_AMOUNT%%   %%NOW%%

For value received 20/20 GeneSystems, Inc., a Delaware corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1.   Repayment. In the event, repayments are required, alla payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. Unless converted prior thereto, including an automatic conversion of this Note on the Maturity date as set forth in Section 4, the outstanding principal amount of the Note shall be due and payable on February 28, 2025 (the "Maturity Date").

2.   Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 6% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on

the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   Conversion; Repayment Premium Upon Sale of the Company.

(a)   Mandatory Conversion upon Qualified Financing. In the event that the Company issues and sells shares of its Common Stock or Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock or Preferred Stock resulting in gross proceeds to the Company of at least $100,000 (excluding the conversion of the Crowdfunding Notes, other debt or issuance of Common Stock or Preferred Stock in asset purchase or strategic merger or acquisition) (a "Qualified Financing"), then the entire unpaid principal amount and all accrued, but unpaid interest under this Note (such amount being the "Conversion Amount") shall convert into Common Stock at conversion price equal to the lesser of (i) 10% discount on the share price paid by the Investors or (ii) the price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding common shares of Common Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Crowdfunding).

(b)   Mandatory Conversion upon Certain Other Events. Upon the earlier to occur of (i) the closing of the sale of shares of the Company's Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Act resulting in at least $5,000,000 of gross proceeds to the Company, (ii) the date on which the shares of Common Stock of the Company are listed on a national stock exchange, including without limitation the NYSE American or the Nasdaq Capital Market, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority in principal amount of the then outstanding Crowdfunding Notes, then the Conversion Amount shall convert into shares of Common Stock at conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock of the Company as of immediately prior to the consummation of the event described in clause (i), (ii), or (iii) as applicable.

(c)   Optional Conversion at non-Qualified Financing. In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells shares of Preferred Stock or Common Stock in a transaction that does not constitute a Qualified Financing, then the Holder shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

(d)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, either (i) if the amount owed is in excess of $4.00, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction or (ii) if the amount owed is less than $4.00, donate the remainder to the American Cancer Society

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(e) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(f) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $58,400,000 divided by the aggregate number of outstanding common shares of Common Stock of the Company as of immediately prior to the conversion of this Note (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Crowdfunding Notes) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e)   The entry of any final judgment against the Company for an amount in excess of $1,000,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $1,000,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Crowdfunding. In the event that the Company is obligated to repay the Crowdfunding Notes and does not have sufficient funds to repay the Crowdfunding Notes in full, payment shall be made to Investors of the Crowdfunding Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of the Investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

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20/20 GeneSystems, Inc.:

By: ____%%ISSUER_SIGNATURE%%_____
Name: Jonathan Cohen
Title: Chief Executive Officer

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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